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                                   Filed by Standard Pacific Corp.
                                   Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company:  The Writer Corporation
                                   Commission File No.:  333-37014

The following is a press release disseminated by The Writer Corporation on August 1, 2000

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FOR IMMEDIATE RELEASE ON TUESDAY, AUGUST 1, 2000


THE WRITER CORPORATION SETS SHAREHOLDER MEETING DATE TO VOTE ON STANDARD PACIFIC MERGER

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     DENVER, COLORADO, Tuesday, August 1, 2000..................................
The Writer Corporation (OTC symbol "WRTC") announced that it will hold a special shareholder meeting on Friday, August 25, 2000, at which the shareholders of Writer will vote on the proposed acquisition of Writer by Standard Pacific Corp. (NYSE symbol "SPF").

     Standard Pacific and Writer have jointly prepared a proxy statement/prospectus which has been filed with the Securities and Exchange Commission. Copies of this document are being provided to the Writer shareholders of record as of July 25, 2000. In addition, copies of the proxy statement/prospectus are available free of charge both from the Commission's website (www.sec.gov), and by calling (800) 322-2885 (toll-free). The proxy
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statement/prospectus contains important information, and shareholders are urged to read this document and other relevant documents filed with the Commission because they contain important information. This news release contains a forward-looking statement. There can be no assurance that the acquisition will be completed. Please read the definitive proxy statement/prospectus carefully before making a decision concerning the merger.